Exhibit 12.1

New Skies Satellites B.V.

Computation of Earnings to Fixed Charges

(in Millions (other than ratios))

									Period from		Period from
									January 1, 2004		November 2, 2004
	Year Ended December 31,								to November 1,		to December 31,
	2000		2001		2002		2003		2004		2004

Income (loss) before income taxes	$49.2		$52.4		$29.2		$18.5		$12.0		$ (19.4)

ADD: Fixed Charges:
Capitalized interest	2.8		1.5		1.6		1.9		1.2		2.0
Interest expense (including amortization of debt issuance costs)	1.0		0.4		0.5		1.2		1.4		10.0
Rentals (1/3)(a)	0.3		0.4		0.4		0.4		0.2		—

Total Fixed Charges	$4.1		$2.3		$2.5		$3.5		$2.8		$12.0

Income (loss) before income taxes plus fixed charges	53.3		54.7		31.7		22.0		14.8		(7.4)
LESS: Capitalized interest	(2.8)		(1.5)		(1.6)		(1.9)		(1.2)		(2.0)

Earnings (as defined)	$50.5		$53.2		$30.1		$20.1		$13.6		$(9.4)

Total Fixed Charges	$4.1		$2.3		$2.5		$3.5		$2.8		$12.0

Ratio of Earnings to Fixed Charges	12.2	x	23.5	x	11.9	x	5.7	x	4.8	x	—

Deficiency in Earnings Required to Cover Fixed Charges	—		—		—		—		—		$(21.4)

(a)      We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.